UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38431

iQIYI, Inc.

4/F, iQIYI Youth Center Yoolee Plaza,

No.21, North Road of Workers’ Stadium, Chaoyang District Beijing, 100027,

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Changes to Board Composition

Mr. Junjie He and Ms. Shanshan Cui have tendered their resignations as directors and members of the compensation committee of iQIYI, Inc. (the “Company”). Mr. Haijian He and Mr. Zhanbing Xu have been elected as new directors and members of the compensation committee of the Company. In addition, Mr. Haijian He has been elected as the chairman of the board of directors and the compensation committee. These changes became effective on August 1, 2025.

Mr. Haijian He is currently the chief financial officer of Baidu. Mr. He joined Baidu in July 2025 from Kingsoft Cloud Holdings Limited, where he served as executive director and chief financial officer since January 2020. Prior to joining Kingsoft Cloud, Mr. He served as an executive director of the TMT (telecommunications, media and technology) group and the mergers and acquisitions group sequentially at Goldman Sachs (Asia) L.L.C. from September 2015 to January 2020. Prior to that, Mr. He worked at Bank of America Merrill Lynch and Citigroup Global Markets Inc. successively from 2010 to 2015. Mr. He is currently an independent non-executive director of Sipai Health Technology Co., Ltd. and Sunwoda EVB Co., Ltd. Mr. He received his bachelor’s degree and master’s degree in electronic engineering from Southeast University and an MBA from the University of Chicago, and completed an Advanced Management Program (AMP) at Harvard Business School. Mr. He is also a Chartered Financial Analyst charter holder.

Mr. Zhanbing Xu is currently the director of compensation and benefits of Baidu. Mr. Xu joined Baidu in July 2013. Prior to joining Baidu, Mr. Xu had strategic HR experiences from firms including Alibaba Group, Asiainfo-Linkage and Sony Ericsson. Mr. Xu has more than 20 years of comprehensive experience in compensation and benefits. Mr. Xu obtained his bachelor’s degree in HR management from the Capital University of Economics and Business in 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By	:	/s/ Jun Wang
Name	:	Jun Wang
Title	:	Chief Financial Officer

Date: August 1, 2025